August 29, 2014

VIA EDGAR

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:    Alexander & Baldwin, Inc.
Form 10-K for the year ended December 31, 2013
Filed on March 3, 2014
File No. 001-35492

Dear Ms. Monick:

Reference is made to a letter dated August 1, 2014 (the “Comment Letter”) to Mr. Paul K. Ito, Chief Financial Officer of Alexander & Baldwin, Inc. (the “Company”), setting forth the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the year ended December 31, 2013, filed by the Company (the “Annual Report”).

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Form 10-K for the year ended December 31, 2013
Financial Statements
Notes to Consolidated Financial Statements, page 67
3. Acquisitions, page 75

1. In future periodic filings, please revise to disclose how you determine the fair value of assets acquired and liabilities assumed for your acquisitions. Please provide us an example of your proposed disclosure.

In future Exchange Act reports, the Company will disclose how the fair value of assets acquired and liabilities assumed for its acquisitions are determined. An example of the proposed disclosure is as follows:

ACQUISITIONS

U.S. Securities and Exchange Commission
August 29, 2014

The Company applies the provisions of the Financial Accounting Standards Board's Accounting Standards Codification Topic 805, Business Combinations ("ASC 805") to acquisitions. Under ASC 805, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price over the net fair value of assets acquired and liabilities assumed is recorded as goodwill. The fair values of assets acquired and liabilities assumed are determined through the market, income or cost approaches, and the valuation approach is generally based on the specific characteristics of the asset or liability. Under the market approach, value is estimated using information from transactions in which other participants in the market have paid for reasonably similar assets that have been sold within a reasonable period from the valuation date. Adjustments are made to compensate for differences between reasonably similar assets and the item being valued. Under the income approach, the future cash flows expected to be received over the life of the asset, taking into account a variety of factors, such as long-term growth rates and the amount and timing of cash flows, are discounted to present value using a rate of return that accounts for the time value of money and investment risk factors. Under the cost approach, the Company estimates the cost to replace the asset with a new asset taking into consideration a variety of factors such as age, physical condition, functional obsolescence, and economic obsolescence. The fair value of liabilities assumed is calculated as the net present value of estimated payments using prevailing market interest rates for liabilities with similar credit risk and terms.

14. Share-Based Awards, page 95

2. Please clarify for us if you determined that your share awards that cliff vest if the total shareholder return meets or exceeds pre-defined levels contain either a market condition or a performance condition. Please reference the authoritative accounting literature management relied upon to make that determination. Further, as applicable, in future periodic filings, please revise your disclosure to include a discussion of how you determine the fair value of market-based awards and/or your accounting policy for forfeitures for time-based and performance-based awards. Please provide us an example of your proposed disclosure. Please refer to ASC 718.

The Company has issued share-based awards that cliff vest after two years (“Award”), provided that (i) the total shareholder return of the Company’s common stock exceeds certain pre-defined levels of relative stock performance over the two-year period when compared to the individual total shareholder returns of companies’ common stock comprising the Standard & Poor’s Midcap 400 (“TSR Condition”) and (ii) the employee renders service over the two-year period (“Employee Condition”). The share-based compensation expense for these awards was $0.7 million for the year ended December 31, 2013.

The TSR Condition, which governs how many shares, if any, vest, represents a “market condition” as defined in ASC 718. The Glossary in ASC 718-10-20 provides examples of a “market condition” and states, in part:

A condition affecting the exercise price, exercisability, or other pertinent factors used in determining the fair value of an award under a share-based payment arrangement that relates to the achievement of either of the following:

a.	[…]

b.
A specified price of the issuer’s shares in terms of a similar (or index of similar) equity security (securities). The term similar as used in this definition refers to an equity security of another entity that has the same type of residual rights. For example, common stock of one entity generally would be similar to the common stock of another entity for this purpose.

Since the vesting of the number of Awards is ultimately governed by the Company’s common stock price in relation to the common stock prices of companies comprising the S&P Midcap 400, the Awards are considered to contain a market condition.

U.S. Securities and Exchange Commission
August 29, 2014

The Employee Condition, which requires the employee to render service over a two-year measurement period, represents a “service condition” as defined in ASC 718. The Glossary in ASC 718-10-20 describes a “service condition” as:

A condition affecting the vesting, exercisability, exercise price, or other pertinent factors used in determining the fair value of an award that depends solely on an employee rendering service to the employer for the requisite service period.

Since the Awards are subject to both a market condition and a service condition, the guidance in ASC 718-10-30-27 is relevant. ASC 718-10-30-27 states:

Performance or service conditions that affect vesting are not reflected in estimating the fair value of an award at the grant date because those conditions are restrictions that stem from the forfeitability of instruments to which employees have not yet earned the right. However, the effect of a market condition is reflected in estimating the fair value of an award at the grant date (see paragraph 718-10-30-14). For purposes of this Topic, a market condition is not considered to be a vesting condition, and an award is not deemed to be forfeited solely because a market condition is not satisfied.

In accordance with the guidance in ASC 718, the Company has included the impact of the market condition in calculating the grant-date fair value of the Awards. Specifically, the grant-date fair value of the Awards was based on the probability of satisfying the TSR Condition using a Monte Carlo valuation approach. In contrast, the Employee Condition represents a service condition and was not reflected in estimating the fair value of the awards at the grant date. Rather, the service condition impacts the recognition of compensation cost, and therefore, compensation cost is not recognized for Awards that are forfeited if the service condition is not met.

In future Exchange Act reports, the Company will disclose the following with respect to its determination of the fair value of market-based awards and its accounting policy for forfeitures pertaining to time-based and performance-based awards:

The fair value of the Company’s time-based awards is determined using the Company’s stock price on the date of grant. The fair value of the Company’s market-based awards is estimated using the Company’s stock price on the date of grant and the probability of vesting using a Monte Carlo simulation with the following assumptions:

For the Year Ended December 31, 2013
Volatility of A&B common stock	25.4%
Average volatility of peer companies	27.3%
Risk-free interest rate	0.37%

No compensation cost is recognized for estimated or actual forfeitures of time-based or market-based awards if an employee is terminated prior to rendering the requisite service period.

Schedule III, page 111

3. In future periodic filings, please revise to disclose the aggregate cost for Federal income tax purposes of your real estate. Please refer to Rule 12-28 of Regulation S-X.

In future Exchange Act reports, the Company will disclose the aggregate cost of the Company’s real estate for Federal income tax purposes.

Form 10-Q for the period ended March 31, 2014
Financial Statements
Notes to Condensed Consolidated Financial Statements, page 6
(12) Income Taxes, page 13

U.S. Securities and Exchange Commission
August 29, 2014

4. We note you recorded a $1.6 million adjustment during the quarter ended March 31, 2014 related to the accounting for deferred intercompany gains triggered by the separation from Matson, Inc. We further note that the separation occurred during 2012. Please tell us the nature of the 2014 adjustment and tell us how you determined that this adjustment relates to 2014.

The $1.6 million tax adjustment reflected in the quarter ended March 31, 2014 as an increase in income tax expense represents an out-of-period tax adjustment (“Tax Adjustment”) related to the application of Treasury Regulations §1.502.13 to deferred intercompany gains. The deferred intercompany gains originated during the years 1989 to 2007 and pertained to real property sales between wholly owned subsidiaries of Alexander & Baldwin, Inc. that were properly eliminated in consolidation for GAAP purposes. These deferred intercompany gains became taxable for federal and state purposes when Alexander & Baldwin, Inc. ceased to be a member of the consolidated tax group upon its separation from Matson in 2012.

For the year ended December 31, 2012, the Company properly computed its current income tax provision using the best available estimates to calculate the amount of deferred intercompany gains.

In 2013, the Company finalized and filed its 2012 tax return, a process that included finalizing estimates related to the calculation of the deferred intercompany gains. A “provision-to-return true-up” for the 2012 year was calculated and recorded in 2013; however, due to an error in posting the amount of the provision-to-return true-up adjustment related to the deferred intercompany gains, the Tax Adjustment amount was not properly recorded in 2013. Rather, the error was corrected by the Company and disclosed in the Company’s Form 10-Q for the first quarter of 2014.

Based upon an evaluation of all relevant quantitative and qualitative factors, including consideration of the provisions of ASC 250, Accounting Changes and Error Corrections, SEC Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company does not believe that the effect of the out-of-period Tax Adjustment was material to the 2013 or 2014 financial statements taken as a whole and disclosed the adjustment in the notes to the condensed consolidated financial statements in its Form 10-Q for the quarter ended March 31, 2014. ASC 250-10-45-27 states:

In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period. [emphasis added]

The following table summarizes the impact of the Tax Adjustment on the financial statements for the fiscal year ended December 31, 2013, quarter ended March 31, 2014, and due to confidentiality considerations with respect to disclosing financial information for the estimated full fiscal year ended December 31, 2014, the financial statements for the six month period ended June 30, 2014 are presented in lieu of full year estimated 2014 results:

(in millions, except per share amounts)	Six Months Ended June 30, 2014 (as reported-includes Tax Adjustment)	Tax Adjustment as a percentage of financial statement line item:	Quarter Ended March 31, 2014	Tax Adjustment as a percentage of financial statement line item:	Year Ended December 31, 2013 (as reported-excludes Tax Adjustment)	Tax Adjustment as a percentage of financial statement line item:
Net income attributable to A&B shareholders	$42.6	3.8%	$33.4	4.8%	$36.9	4.3%
Net income per diluted share attributable to A&B shareholders	$0.87	3.7%	$0.68	4.8%	$0.82	4.3%

U.S. Securities and Exchange Commission
August 29, 2014

With respect to the impact of the Tax Adjustment on the Company’s balance sheet, income taxes payable was understated by $1.6 million at December 31, 2013 (but properly stated at June 30, 2014 and March 31, 2014). The Tax Adjustment, as a percentage of current liabilities and total liabilities at December 31, 2013, was 0.7% and 0.1%, respectively.

Under SAB 99, the SEC staff provides interpretive guidance that developed quantitative thresholds used as “rules of thumb,” such as the use of a 5% threshold, is not supported in the accounting literature or the law. The SEC Staff’s interpretive response further indicates that such numerical threshold may provide the basis for a preliminary step in assessing materiality, but a full analysis of all relevant considerations must also be undertaken. The SEC Staff indicates that a matter is material if “there is a substantial likelihood that a reasonable person would consider it important.” FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In essence, the interpretive guidance requires that registrants evaluate the misstatement taking into account the interaction of both qualitative as well as quantitative considerations. Accordingly, while the Company believes the Tax Adjustment is not material on a quantitative basis, further analysis of materiality based on qualitative considerations is required.

SAB 99 provides examples of qualitative considerations when assessing the materiality of an accounting error. These include, but are not limited to, whether the error masks a change in earnings or other trends; hides a failure to meet analysts’ expectations; changes a loss into profit or vice versa; increases management compensation; affects compliance with loan covenants, contracts or regulatory requirements; involves concealment of an unlawful transaction; and whether management or the outside auditor expects that the known error may result in a significant positive or negative stock market reaction.

The Company evaluated the Tax Adjustment in light of the SEC Staff’s interpretive guidance in SAB 99, as further detailed below:

•
The Company does not believe the Tax Adjustment masks a change in earnings or other trends. The Company’s earnings are inherently variable due to the nature of its business, which includes sales of land and commercial and residential properties on an episodic basis, and therefore, the Company’s earnings are less predictable on a trend basis. Additionally, the Company has significant landholdings that were acquired in the late 1800s and early 1900s, which remain at historical cost. As a result, due to the combination of the variability of the Company’s earnings from episodic real estate sales and the fact that historic landholdings are recorded at historical cost, the five analysts that cover the Company value the Company’s common stock based on a “sum of the parts” analysis (which would be unaffected by the Tax Adjustment), rather than on a net income basis. In other words, although the Company’s analysts issue earnings estimates, earnings trend analyses are less relevant as the Company's analysts do not calculate the estimated fair value of the Company’s share price based on price-to-earnings ratios.

•
The Company does not believe the Tax Adjustment hides a failure to meet analysts’ expectations. The average analyst estimate of diluted earnings per share, reported diluted earnings per share, and the Tax Adjustment per diluted share for the six months ended June 30, 2014, the quarter ended March 31, 2014, and the year ended December 31, 2013 were as follows:

Diluted Earnings Per Share	Six Months Ended June 30, 2014	Quarter Ended March 31, 2014	Year Ended December 31, 2013
Average analyst earnings estimate	$0.44	$0.29	$0.65

Reported earnings per diluted share	$0.87	$0.68	$0.82
Tax Adjustment per diluted share	0.03	0.03	(0.04)
Adjusted reported earnings per diluted share	$0.90	$0.71	$0.78

U.S. Securities and Exchange Commission
August 29, 2014

As shown in the foregoing table, the Tax Adjustment would not have changed whether the Company met analysts’ expectations.

•	The Tax Adjustment does not change net income to a net loss or vice versa for the year ended December 31, 2013, the estimated full year results for 2014, or the quarter ended March 31, 2014.

•	The Tax Adjustment does not affect management compensation because incentives are based on pre-tax income.

•	The Tax Adjustment did not affect compliance with any loan covenants, contracts or regulatory requirements.

•	The Tax Adjustment does not conceal an unlawful transaction.

•	The Tax Adjustment was not expected to result in a significant positive or negative stock market reaction.

Based on the foregoing analysis, taking into account quantitative and qualitative considerations, the Company concluded that the Tax Adjustment was immaterial to the financial statements taken as a whole for the year ended December 31, 2013 and for the estimated fiscal year ended December 31, 2014.

With respect to materiality for interim periods, the Tax Adjustment for the three months ended March 31, 2014, represented approximately 4.8% of net income. While the Company believes the Tax Adjustment was not material to net income for the interim period, the Tax Adjustment changes “Income (Loss) From Continuing Operations” from a gain into a loss, and therefore, could be interpreted as material to the interim period. As a result, pursuant to ASC 250-10-45-27, which requires that “changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period,” the Company has separately disclosed the nature and amount of the Tax Adjustment in its Form 10-Q for the three months ended March 31, 2014 in Note 12, Income Taxes, as well as in Management Discussion and Analysis of Financial Condition and Results of Operations. The Company will provide an enhanced disclosure in future filings, as follows:

The effective income tax rate for the nine-month period ended September 30, 2014 was higher than the statutory rate due primarily to an out-of-period 2013 tax adjustment related to deferred intercompany gains triggered by the separation from Matson, Inc., which had the effect of increasing income tax expense and reducing net income by $1.6 million in the year-to-date period, or approximately $0.03 per diluted share. The Company does not believe this adjustment was material to the financial results of previously issued annual or interim financial statements and, therefore, did not restate any prior period amounts.

In summary, based on the Company’s assessment of quantitative and qualitative considerations (i.e., the total mix of information) it has concluded that the Tax Adjustment was immaterial to the financial statements taken as a whole.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (808) 525-8415.

Sincerely,

/s/ Paul K. Ito
Paul K. Ito
Senior Vice President, Chief Financial Officer, Treasurer and Controller

cc:    Douglas Pasquale (Audit Committee)